EXHIBIT 1.1

SHARE SALE AGREEMENT
This SHARE SALE AGREEMENT (this “Agreement”) is made as of August 1, 2013, by and between Kingsway America Inc., a Delaware corporation with an address at 150 Pierce Road, 6th Floor, Itasca, Illinois 60143 (“Seller”) and Atlas Financial Holdings, Inc., a Cayman corporation with an address at 150 Northwest Point Blvd., Elk Grove Village, Illinois 60007 (“Purchaser”).
R E C I T A L S:
WHEREAS, Seller owns of record and beneficially 18,000,000 preferred shares of Atlas Financial Holdings, Inc. (the “Transferred Shares”);
WHEREAS, Seller wishes to sell, and Purchaser wishes to purchase, the Transferred Shares; and
WHEREAS, it is the intention of the parties that Purchaser satisfy its obligation to pay the full amount of the Purchase Price for the Transferred Shares on or prior to January 3, 2014; provided, that in the event that Purchaser has not paid the full amount of the Purchase Price by such date, Purchaser shall be bound by one or more promissory notes issued in favor of Seller, all as set forth herein.
A G R E E M E N T S:
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:
1.Purchase and Sale of Shares. On the terms and subject to the conditions hereof, at the Closing, Seller will sell, assign, transfer and convey to Purchaser, and Purchaser will purchase and acquire from Seller, all of Seller's right, title and interest in and to the Transferred Shares. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of executed documents and other closing deliverables, concurrently with the execution and delivery by the parties hereto of this Agreement. Immediately following the transfer of the Transferred Shares pursuant to the terms hereof, such Transferred Shares shall be cancelled by the Company.

2.Purchase Price. As consideration for the sale of the Transferred Shares, Purchaser shall pay $16.2 million plus unpaid accrued dividends and interest income, if any, related to the Notes, as hereinafter defined. For the avoidance of doubt, Seller will continue to earn 4.5% annualized, or $2,219.18 per day, on $18 million preferred shares through the Closing. This amount will represent the unpaid accrued dividend (the “Accrued Dividend”) as of the Closing. After the Closing through the date the Notes become effective, Seller will earn an amount daily equal to the daily unpaid balance times 4.5% divided by 365 (the total of such daily amounts to be called “Accrued Interest”). The unpaid balance will be determined each day as $8,700,000 plus the Accrued Dividend minus subsequent paydowns until such time as the entire unpaid balance has been satisfied or the Notes become effective. $16.2 million plus Accrued Dividend plus Accrued Interest will constitute the “Purchase Price” and shall be paid as follows:

(a)At the Closing, Purchaser shall pay to Seller $7,500,000 by wire transfer of immediately available funds to a bank account or bank accounts in the United States, as so directed by Seller;

(b)Within ten (10) business days of Purchaser's receipt thereof, but in no case later than January 3, 2014, Purchaser shall pay Seller all amounts received from the period beginning on July 8, 2013 through December 31, 2013 in respect of the exercise of any of Purchaser's outstanding warrants to purchase Purchaser's common shares (the “Warrants”), up to the full amount of the Purchase Price. On January 3, 2014, Purchaser shall pay to Seller by wire transfer of immediately available funds to a bank account or bank accounts in the United States, as so directed by Seller, any portion of the Purchase Price that has not previously been paid to Seller by Purchaser hereunder; provided, however, to the extent that Purchaser has not satisfied its obligation to pay Seller the Purchase Price as of January 3, 2014, Purchaser shall have no further obligation to pay the outstanding Purchase Price pursuant to this Section 2(b) and Purchaser's obligations to satisfy the amount of the Purchase Price then outstanding as of such date shall be governed by the Notes in accordance with their terms; provided, however, that to the extent either Note is determined by a court of competent jurisdiction to be unenforceable, Purchaser shall be obligated to pay Seller the amount outstanding under such Note pursuant to this Section 2(b).

(c)Purchaser shall execute a promissory note (“Note 1”) as of the date hereof, which has an effective date as of January 3, 2014, having a principal amount equal to the Purchase Price less the amounts previously delivered to Seller by Purchaser pursuant to this Section 2; provided, that, (x) in the event that such difference equals $0.00, Note 1 shall automatically terminate and be of no further force or effect and (y) in no event shall the principal amount of Note 1 exceed $1,000,000; and

(d)Purchaser shall execute a promissory note (“Note 2”, and together with Note 1, the “Notes”) as of the date hereof, which has an effective date as of January 3, 2014, having a principal amount equal to the Purchase Price less (i) the amounts previously delivered to Seller by Purchaser pursuant to this Section 2 and (ii) without duplication, the principal amount of Note 1; provided, that, in the event that such difference equals $0.00, Note 2 shall automatically terminate and be of no further force or effect.

3.Representations and Warranties of Purchaser.
Purchaser hereby represents and warrants to Seller as follows:
3.1    Organization of Purchaser. Purchaser is a corporation validly formed and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority to carry on its business as now conducted.
3.2     Authorization.

(a)Purchaser has the requisite corporate power and authority to execute, deliver and perform this Agreement and the other documents contemplated hereby to which Purchaser is a party, including the Notes. The execution, delivery and performance by Purchaser of this Agreement and the other agreements contemplated hereby to which Purchaser is a party, including the Notes, have been duly authorized and approved by all requisite action and do not require any further authorization or consent of Purchaser. This Agreement and each such agreement has been duly authorized, executed and delivered by Purchaser and, assuming due authorization, execution and delivery of any other party thereto, is the legal, valid and binding agreement of Purchaser enforceable in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(b)None of the execution, delivery or performance of this Agreement by the Purchaser or the other agreements contemplated hereby to which Purchaser is a party, including the Notes, nor consummation of the transactions contemplated hereby or thereby, will (i) violate the organizational documents of Purchaser;

(ii) violate any law affecting Purchaser or its assets or business in any material respect; (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Purchaser or to a loss of any benefit to which Purchaser is entitled under any provision of any material contract binding upon Purchaser; or (iv) require any material consent, approval, authorization or other action by, or any material filing with or notification to, any governmental authority under any applicable law, other than any filings required by applicable securities laws or regulations.

4.Representations and Warranties of Seller.
Seller hereby represents and warrants to Purchaser as follows:
4.1    Organization of Seller. Seller is a corporation validly formed and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now conducted.

4.2    Authorization.
(a)Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement and the other documents contemplated hereby to which Seller is a party, including the Notes. The execution, delivery and performance by Seller of this Agreement and the other agreements contemplated hereby to which Seller is a party, including the Notes, have been duly authorized and approved by all requisite action and do not require any further authorization or consent of Seller. This Agreement and each such agreement has been duly authorized, executed and delivered by Seller and, assuming due authorization, execution and delivery of any other party thereto, is the legal, valid and binding agreement of Seller enforceable in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(b)None of the execution, delivery or performance of this Agreement or the other agreements contemplated hereby to which Seller is a party, including the Notes, nor consummation of the transactions contemplated hereby or thereby, will (i) violate the organizational documents of Seller; (ii) violate any law affecting Seller or its assets or business in any material respect; (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller is entitled under any provision of any material contract binding upon Seller; or (iv) require any material consent, approval, authorization or other action by, or any material filing with or notification to, any governmental authority under any applicable law.

4.3    Ownership of Shares.    Seller represents and warrants to Purchaser that (i) all of the Transferred Shares are owned by Seller of record and beneficially, free and clear of all encumbrances and (ii) upon transfer of the Transferred Shares to Purchaser at closing, Purchaser will acquire title to the Transferred Shares free and clear of all encumbrances.

4.4    Implied Warranties. NO OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE MADE BY SELLER REGARDING THE TRANSFERRED SHARES.

5.Covenants.

(a)Between the date hereof and the date that full payment in cash is made by Purchaser to Seller in an amount equal to the Purchase Price (either pursuant hereto or in full satisfaction of the Notes), Purchaser shall operate its business in the ordinary course, consistent with past practice, and shall take all actions necessary to ensure that no payments required to be made by Purchaser hereunder are or become restricted or subordinated in any manner, including to the rights of any lenders, creditors or other third parties. Without limiting the generality of the foregoing, except with the prior written consent of Seller, between the date hereof and the date that full payment in cash is made by Purchaser to Seller in an amount equal to the Purchase Price (either pursuant hereto or in full satisfaction of the Notes):

(i)
Purchaser shall, and shall cause its subsidiaries to, maintain and keep in good condition, repair and working order (A) all of the material assets and properties of Purchaser and its subsidiaries in their current condition, ordinary wear and tear excepted, and (B) insurance upon all of the properties and assets of the Purchaser and its subsidiaries in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

(ii)
Other than as required in connection with Seller's outstanding preferred shares other than the Transferred Shares, Purchaser shall not, and shall cause its subsidiaries not to, declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of or other securities of, or other ownership interests in, the Purchaser or any of its subsidiaries, as applicable, or repurchase, redeem or otherwise acquire any outstanding equity interests or other securities of, or other ownership interests in, the Purchaser or any of its subsidiaries, as applicable; provided, however, that actions required pursuant to the terms of Warrants or outstanding Company options shall not be prohibited hereunder;

(iii)
Purchaser shall not, and shall cause its subsidiaries not to, effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Purchaser or any of its subsidiaries, as applicable, or amend the terms of any outstanding securities of the Purchaser or any of its subsidiaries;

(iv)
Other than as may be required by Seller's purchase agreement related to Gateway insurance company, Purchaser shall not, and shall cause its subsidiaries not to (A) issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any indebtedness other than short term trade payables in the ordinary course of business consistent with past practice; (B) except in the ordinary course of business consistent with past practice, pay, repay, discharge, purchase, repurchase or satisfy any indebtedness of Purchaser or any of its subsidiaries, as applicable; or (C) modify the terms of any outstanding indebtedness of Purchaser or any of its subsidiaries, as applicable;

(v)
Purchaser shall not, and shall cause its subsidiaries not to, subject to any lien or otherwise encumber or, permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible) of Purchaser or any of its subsidiaries; provided, however, that this Section 5(a)(v) shall not restrict the ability of Purchaser or its subsidiaries from establishing and maintaining statutory trusts or taking other actions required by regulatory authorities;

(vi)
Purchaser shall not, and shall cause its subsidiaries not to, acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of (including, without limitation, through reinsurance) any of the material properties or assets of, or used by, the Purchaser and its subsidiaries, other than for fair consideration in the ordinary course of business. Should Purchaser request approval to undertake a material acquisition, such approval shall not be unreasonably withheld;

(vii)
Other than between its own subsidiaries, Purchaser shall not, and shall cause its subsidiaries not to, enter into or agree to enter into any merger, consolidation or similar transaction with any other person or entity, and shall not engage in any new line of business or, except in the ordinary course of business consistent with past practice, invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities, of any other person;

(viii)
Other than as may be required by Seller's purchase agreement related to Gateway insurance company, Purchaser shall not, and shall cause its subsidiaries not to, cancel or compromise any debt or claim or waive or release any right of the Purchaser or any of its subsidiaries except in the ordinary course of business;

(ix)	Purchaser shall not, and shall cause its subsidiaries not to, take any action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement; and

(x)
Purchaser shall not, and shall cause its subsidiaries not to, agree to do anything (A) prohibited by this Section, (B) which would make any of the representations and warranties of Purchaser in this Agreement untrue or incorrect in any material respect or (C) that would be reasonably expected to have a material adverse effect;

provided, however, that notwithstanding the foregoing, Purchaser shall be entitled to enter into any debt agreement ranking senior to, or pari passu with, the Notes, solely to the extent that the proceeds of any debt issued thereby shall be used to repay any outstanding portion of the Purchase Price.
(b)From the date of this Agreement until the date that full payment in cash is made by Purchaser to Seller in an amount equal to the Purchase Price (either pursuant hereto or in full satisfaction of the Notes), upon reasonable prior notice, and except as determined in good faith to be appropriate to ensure compliance with any applicable laws and securities regulations, and subject to any applicable privileges (including the attorney-client privilege), Purchaser shall, and shall cause its representatives to (i) notify Seller within one (1) business day of Purchaser's knowledge of the exercise of any Warrants; (ii) afford Seller and its representatives reasonable access, during normal business hours, to the offices, properties, books and records of Purchaser and (iii) furnish to Seller and its representatives such additional financial and operating data and other information regarding the Purchaser as Seller may from time to time reasonably request, in each case, in order to verify Purchaser's compliance with its agreements and covenants hereunder.

6.Indemnification.

(a)Seller shall defend, indemnify, hold harmless and reimburse Purchaser, its affiliates and its and their respective directors and officers from and against any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, taxes, damages of any kind, deficiencies, expenses (including expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder, such as court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, consultants, expert witnesses, accountants and other professionals) or other charges (“Losses”) incurred by Purchaser, its affiliates or its or their respective officers or directors, directly or indirectly, in connection with any breach or inaccuracy of any representation or warranty contained in Section 4 of this Agreement or any breach by Seller of, or other failure by Seller to perform, any of the agreements or covenants of Seller contained in this Agreement or any of the Agreements contemplated hereby, including the Notes; and

(b)Purchaser shall defend, indemnify, hold harmless and reimburse Seller, its affiliates and its and their respective directors and officers from and against any and all Losses incurred by Seller, its affiliates or its or their respective officers or directors, directly or indirectly, in connection with or arising from any breach or inaccuracy of any representation or warranty by Purchaser contained in Section 3 of this Agreement or any breach by Purchaser of, or other failure by Purchaser to perform, any of the agreements or covenants of Purchaser contained in this Agreement or any of the Agreements contemplated hereby, including the Notes.

(c)Each party acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the other party hereto and that neither party will have an adequate remedy at law. Therefore, the obligations of Seller under this Agreement, including Seller's obligation to sell the Transferred Shares to Purchaser, and the obligations of Purchaser under this Agreement, including Purchaser's obligation to purchase and acquire the Transferred Shares from Seller and to pay the full amount of the Purchase Price, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

(d)In the event that Purchaser materially breaches any covenant or agreement herein, which breach is not cured by Purchaser within thirty days of written notice thereof, the aggregate outstanding amount of the Purchase Price as of such thirtieth day shall automatically accelerate, and shall be due and payable to Seller upon demand. Notwithstanding the preceding sentence in this section 6(d), any breach of Purchaser's obligations under section 2 of this Agreement shall be deemed to be material, would not require a written notice from Seller and would need to be cured within two (2) business days of Purchaser's breach; provided, however, that in no event shall this Section 6(d) (i) cause the Notes to become effective prior to January 3, 2014, or (ii) accelerate amounts due under the Notes.

7.Notices.
All notices or other communications required or permitted under this Agreement shall be in writing, shall be deemed to have been given (a) when delivered, if delivered in person, (b) on the day sent, if sent by confirmed facsimile or other electronic transmission during normal business hours of the recipient, and otherwise on the next business day (provided, that such notice or other communication is also sent via another method permitted by this Section 7), (c) on the next business day, when sent by a nationally-recognized next business day courier via overnight delivery, or (d) if mailed, on the third business day after deposit in the United States mail, first class, registered or certified, return receipt requested, with proper postage prepaid, addressed as follows or to such other address as notice shall have been given pursuant hereto:
If to Seller, to:
Kingsway America Inc.
150 Pierce Road, Sixth Floor
Itasca, IL 60143
Attention: D. Ann Brooks
Facsimile: 847.952.7079
with copies to:
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attention: Brian J. Fahrney

Facsimile: 312-853-7036
If to Purchaser, to:
Atlas Financial Holdings, Inc.
150 Northwest Point Blvd
Elk Grove Village, IL 60007
Attention: Scott D. Wollney
Facsimile: (847) 228-2580
with copies to:
DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, IL 60601
Attention: Gregory W. Hayes
Facsimile: (312) 251-2188
8.Successors and Assigns. This Agreement shall bind and inure to the benefit of and be enforceable by Seller and Purchaser and each of their respective successors and assigns. Neither Purchaser nor Seller may assign any of its rights hereunder without the prior written consent of the other party, but no such permitted assignment shall relieve such Purchaser or Seller of its obligations hereunder.

9.Counterparts. This Agreement may be executed in separate counterparts (by facsimile or other electronic means), each of which shall be an original and all of which taken together shall constitute one and the same agreement.

10.Amendment. This Agreement may not be amended, modified or supplemented except by a writing signed by an authorized representative of Purchaser and Seller.

11.Entire Agreement. This Agreement, the Notes and the agreements contemplated hereby constitute the entire agreement and understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

12.Severability; Survival. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective in the jurisdiction involved to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable. The covenant and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed.

13.Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or a successor or permitted assign of such a party.

14.Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

15.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to any rules, principles or provisions of choice of law or conflicts of laws. Each of the parties to this Agreement hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Agreement or any of the transactions contemplated hereby to the jurisdiction of state courts of the State of Illinois located in Cook County, Illinois and waive any and all objections to jurisdiction that they may have under the laws of the State of Illinois, any other state or the United States of America. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16.Currency. All amounts stated herein are United States dollars unless otherwise specified.
* * * * *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
KINGSWAY AMERICA INC.
/s/ Larry G. Swets, Jr.
Name: Larry G. Swets, Jr
Title: President & CEO
/s/ William A. Hickey, Jr.
Name: William A. Hickey, Jr.
Title: Vice President & COO
ATLAS FINANCIAL HOLDINGS, INC.
/s/ Scott D. Wollney
Name:    Scott D. Wollney
Title:    President & CEO